Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words "estimate," "project," “potential”, “plan”, “should”, "expect", variations of such words and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are discussed in filings we make with the United States Securities and Exchange Commission, or the SEC, including our Annual Report on Form 20-F. This discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto included in Exhibit 99.1.

Background

Prana Biotechnology Limited, or the Company (or together with its subsidiaries, the Group), is a development stage enterprise incorporated under the laws of the Commonwealth of Australia on November 11, 1997. Our mission is to develop therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Securities Exchange, or ASX. Since September 5, 2002, our American Depository Receipts, or ADRs, have traded on the NASDAQ Capital Market under the symbol “PRAN.”

Our interim consolidated financial statements appearing in Exhibit 99.1 are prepared in Australian dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and comply with both IFRS as issued by the IASB and Australian equivalents to International Financial Reporting Standards, or A-IFRS. In this report, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

All of our current revenues are generated in Australian dollars, except for interest earned on foreign currency bank accounts, and the majority of our expenses are incurred in Australian dollars.

Overview

We are a development stage enterprise at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of neurodegeneration. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. Our product candidates are in early to midstage development and we face the risks of failure inherent in developing drugs based on new technologies. The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing, manufacturing and clinical trials, as well as for obtaining regulatory approval. For additional details about our risks see Item 3.D., “Key Information – Risk Factors,” of our Form 20-F for the year ended June 30, 2018.

To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants, tax incentive payments, licensing and research collaborations and interest income.

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets. We have developed a diversified library of chemical compounds, which may yield future product candidates across various neurodegenerative indications. For additional details regarding our clinical trials see Item 4.A., “Information on the Company - History and Development of the Company,” of our Form 20-F for the year ended June 30, 2018.

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Highlights For The Six Months Ended December 31, 2018

Operations

Detailed below is an update on the status of the Group’s research and development projects and overall operations for the half-year ended 31 December 2018.

The Group’s 30 June 2018 Annual Report contains detailed background information relating to its operations including its research and development projects and collaboration partners and should be read in conjunction with this report.

PBT434 Movement Disorder clinical candidate update

It has been previously reported that PBT434 is neuroprotective in animal models of disease. By blocking the pathologic accumulation and aggregation of alpha-synuclein, PBT434 prevents the formation of toxic alpha synuclein fibrils and downstream effects that lead to cellular dysfunction and ultimately cell death. There is evidence in Parkinson’s disease animal models that PBT434 prevents neuronal loss and improves motor and/or cognitive impairment. There is also evidence that PBT434 prevents alpha-synuclein toxicity, preserves neurons and improves function in an animal model of Multiple System Atrophy (MSA), which is a form of atypical Parkinsonism. Data from these experiments were presented at the International Congress of Parkinson’s Disease and Movement Disorders® in Hong Kong in October 2018. In addition to MSA, Prana is continuing to evaluate PBT434 in other animal models of atypical Parkinsonism such as Progressive Supranuclear Palsy.

Significant progress has been made on the Phase 1 study of PBT434, which is a single- and multiple- ascending dose trial in healthy volunteers. The study is progressing well as we have completed the single ascending dose phase of the study and we anticipate completing the multiple ascending dose phase, including elderly volunteers, in the first half of 2019.

PBT2 Huntington disease clinical development update

We are continuing to review our options to either undertake additional non-clinical studies, pursue development opportunities at dosing levels permitted by the FDA, or pursue alternative therapeutic applications of PBT2.

Pipeline development from Translational Biology Program

Continued progress has been made on identifying new development candidates by our discovery chemistry group over the reporting period. These product candidates are within new generation chemical scaffolds and have demonstrated key attributes required to address neurodegenerative processes.

We are also continuing to review other potentially suitable opportunities that may be highly attractive and can add significant shareholder value in the medium to longer term.

Cash

The Group’s cash on hand as at December 31, 2018 totaled A$8.38 million. In addition, the Group has recorded a trade receivable at December 31, 2018 of A$5.58 million from the Australian Tax Office. This amount is in respect of the 2018 and 2019 R&D tax incentive claims. The Group expects to receive payment of the fiscal year 2018 claim during the 12 months ended June 30, 2019.

Capital Raising

We announced on 28 December 2018 that we had entered into a securities purchase agreement with Life Biosciences to raise up to A$44.5 million. Under the terms of the agreement, Life Biosciences will initially invest US$7.5 million (approx. A$10.6 million), with the agreement allowing us to raise an additional US$2 million from other investors, totaling US$9.5 million (approx. A$13.4 million). This initial funding will be subject to approval by shareholders at an extraordinary general meeting to be held in April 2019. In addition to this initial investment, we may also receive up to approximately A$31 million from Life Biosciences and other investors on exercise of short-term warrants being issued as part of the transaction.

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Six Months Ended December 31, 2018 Compared to Six Months Ended December 31, 2017

Revenue from ordinary activities

Revenue from ordinary activities, consisting of interest income, decreased to A$66,364 for the six months ended December 31, 2018 from A$117,168 for the six months ended December 31, 2017, a decrease of A$50,804, or 43.36%. The decrease in interest income is primarily attributable to decreased amounts of cash being carried in interest bearing accounts.

Other income

Other income of A$2,426,518 for the six months ended December 31, 2018 consists of the Group’s estimate of R&D tax incentive claimable from the Australian Tax Office. This amount was calculated based on the tax incentive policy introduced by the Australian Government on July 1, 2011. The Group is entitled to 43.5% of tax incentives based on the total eligible research and development expenditure incurred during the period. This amount increased by A$1,066,280, or 78.39% from A$1,360,238 for the six months ended December 31, 2017. This increase in total R&D expenditures is primarily caused by the increase in the period attributable to the conduct of the Phase I study of the Group’s lead product candidate PBT434.

General and administration expenses

General and administration expenses increased to A$2,031,326 for the six months ended December 31, 2018 from A$1,978,857 for the six months ended December 31, 2017, which represented an increase of A$52,469, or 2.65%. The increase in general and administration expenses was mainly caused by increased head office operating costs.

Research and development expenses

Research and development expenses increased to A$5,890,241 for the six months ended December 31, 2018 from A$2,286,286 for the six months ended December 31, 2017, which represented an increase of A$3,603,955, or 157.63%. The increase in research and development expenses in the six months ending December 31, 2018 was primarily due to the increased research and development activities in relation to the Group’s lead product candidate PBT434 including the Phase I study.

Other gains and losses

Other gains and losses consist of gains from foreign exchange for the periods. Gains from foreign exchange increased to A$199,287 for the six months ended December 31, 2018 from a loss of A$610,939 for the six months ended December 31, 2017, an increase of A$810,226, or 132.62%. In the 2018 period the Australian dollar depreciated against the US dollar by 5.04%, while in the 2017 period the Australian dollar appreciated by 1.54%.

Inflation and Seasonality

Management believes that inflation has had no material impact on the Group’s operations or financial condition and that our operations are not currently subject to seasonal influences.

Liquidity and Capital Resources

We are a development stage company and have had no sales income to date, and as of December 31, 2018 our accumulated deficit totaled A$134,303,029. From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering. Since our initial public offering, we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, tax incentive payments, licensing and research collaborations and interest earned on investments. Please see our Annual Report on Form 20-F for the year ended June 30, 2018 for a discussion of our financing efforts prior to June 30, 2018.

We had A$8,383,261 of cash and cash equivalents at December 31, 2018 compared to A$15,235,556 at June 30, 2018.

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We announced on 28 December 2018 that we had entered into a securities purchase agreement with Life Biosciences to raise up to A$44.5 million. Under the terms of the agreement, Life Biosciences will initially invest US$7.5 million (approx. A$10.6 million), with the agreement allowing us to raise an additional US$2 million from other investors, totaling US$9.5 million (approx. A$13.4 million). This initial funding will be subject to approval by shareholders at an extraordinary general meeting to be held in April 2019. In addition to this initial investment, we may also receive up to approximately A$31 million from Life Biosciences and other investors on exercise of short-term warrants being issued as part of the transaction.

Capital expenditures for the six months ended December 31, 2018 were A$3,273 and capital expenditures for the six months ended December 31, 2017 were A$3,338. These expenditures were principally for computer equipment. We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations.

We believe that the Australian Government tax incentive scheme relating to eligible research and development activities, introduced on July 1, 2011, will provide us with significant benefits in future years. Such eligible R&D activities include but are not limited to:

•	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;
•	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or
•	Supporting activities that are directly related and designed to support the above.

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 43.5% refundable tax offset. In the half-year ended December 31, 2018, we recorded A$ 2,426,518 in other income with respect to funds we will receive in relation to the 2019 financial year under the research and development incentive scheme. In the half-year ended December 31, 2017, we recorded A$1,360,238 in other income with respect to funds we will receive in relation to the 2018 financial year under the research and development incentive scheme.

Cash Flows

Net cash used in operating activities increased to A$7,221,765 for the six months ended December 31, 2018 from A$1,172,663 for the six months ended December 31, 2017. Net cash used in operating activities consists of payments to suppliers and employees and the R&D Tax Incentive cash refund. The increase in net cash used in the 2018 period was due to the increased research and development activities in relation to the Group’s lead product candidate PBT434 including the Phase I study and the delay in receiving the R&D tax incentive refund for the 2018 financial year.

Net cash used by investing activities decreased to A$3,273 for the six months ended December 31, 2018 from A$3,338 for the six months ended December 31, 2017. Cash flows used for investing activities was primarily attributable to payments for the purchase of computer and office equipment in both periods.

Net cash generated from financing activities increased to A$142,946 for the six months ended December 31, 2018 from A$37,835 used for the six months ended December 31, 2017. The increase is attributable to the issue of shares under our At-the- Market facility in the current period.

We realized a foreign exchange gain of A$229,797 for the six months ended December 31, 2018 compared to a loss of A$609,934 for the six months ended December 31, 2017. In the 2018 period the Australian dollar depreciated against the US dollar by 5.04%, while in the 2017 period the Australian dollar appreciated by 1.54%.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Conditions in Australia

We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia. Therefore, we are directly affected by political and economic conditions in Australia.

Risk Factors

There have been no material changes in our risk factors reported in our Annual Report on Form 20-F for the year ended June 30, 2018.

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